SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC UP 4% (+273,000 PAX)

TRAFFIC OVER 7M FOR 7 MONTHS IN A ROW

Ryanair today (6 Nov) released passenger and load factor stats for October 2012 as follows:

	Oct 11	Oct 12	Change	Yr to Oct 12
Passengers	7.27M	7.54M	+4%	79.3M
Load Factor	84%	82%	-2%	82%

October 2012 was the seventh month in succession that Ryanair has carried over 7m passengers (including a record 8.9m in August). Ryanair remains the only airline in Europe to carry over 7m passengers in one month. Ryanair also carried over 79m passengers for the 12 months to October 2012, which is another record.

ENDS.

For further information

please contact:           Stephen McNamara -                       Joe Carmody -
                                     Ryanair                                               Edelman
                                     Tel:  353 1 812 1212                        Tel:  353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary